Filed Pursuant to Rule 424(b)(3)
Registration No.  333-163157

Dated December 21, 2009

WINTHROP REALTY TRUST

_______________

We are Winthrop Realty Trust, a real estate investment trust formed under the laws of the State of Ohio.  Our operations are managed by our external advisor, FUR Advisors LLC.

This prospectus relates to the resale, from time to time, of up to 971,584 of our common shares of beneficial interest, $1.00 par value, which we refer to as Common Shares, by the Selling Shareholders named in this prospectus.  See “Selling Shareholders” beginning on page 3.  The Common Shares may be acquired by the Selling Shareholders upon conversion of shares of Series C Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest, par value $1.00 per share, which we refer to as Series C Shares, acquired by them on November 1, 2009 in a transaction exempt from registration under the Securities Act of 1933.  We will not receive any of the proceeds from the sale of these shares.

The Selling Shareholders may sell the Common Shares offered hereby directly to purchasers or through underwriters, dealers, brokers or agents designated from time to time.  For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus.

Our Common Shares are traded on the New York Stock Exchange, which we refer to as the NYSE, under the symbol “FUR.”

See “RISK FACTORS” on page 2 for certain factors relevant to an investment in the Common Shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

_______________

THE DATE OF THIS PROSPECTUS IS December 21, 2009.

TABLE OF CONTENTS

Page

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS	1
THE COMPANY	2
RISK FACTORS	2
USE OF PROCEEDS	3
SELLING SHAREHOLDERS	3
DESCRIPTION OF OUR COMMON SHARES	4
FEDERAL INCOME TAX CONSIDERATIONS	6
PLAN OF DISTRIBUTION	16
EXPERTS	17
LEGAL MATTERS	18
WHERE YOU CAN FIND MORE INFORMATION	18
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	18

(i)

You should carefully read this prospectus as well as the information incorporated into this prospectus.  The registration statement that contains this prospectus and the exhibits to that registration statement contain additional important information about us and the securities offered under this prospectus.  Specifically, we have filed certain legal documents that control the terms of the securities offered by this prospectus as exhibits to the registration statement.  That registration statement and the other reports can be read at the website of the Securities and Exchange Commission, which we refer to as the SEC, or at the SEC offices mentioned under the heading “WHERE YOU CAN FIND MORE INFORMATION.”  All references to “the trust,” “we,” “our” and “us” in this prospectus mean Winthrop Realty Trust and all entities owned or controlled by us except where it is made clear that the term means only the parent company.  The term “you” refers to a prospective investor.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Any statements included in this prospectus, including any statements in the document that are incorporated by reference herein that are not strictly historical are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Any such forward-looking statements contained or incorporated by reference herein should not be relied upon as predictions of future events.  Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans, intentions or anticipated or projected events, results or conditions.  Such forward-looking statements are dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized.  Such forward-looking statements include statements with respect to:

•	the declaration or payment of distributions by us;

•	the ownership, management and operation of properties;

•	potential acquisitions or dispositions of our properties, assets or other businesses;

•	our policies regarding investments, acquisitions, dispositions, financings and other matters;

•	our qualification as a real estate investment trust under the Internal Revenue Code of 1986, as amended, which we refer to as the Code;

•	the real estate industry and real estate markets in general;

•	the availability of debt and equity financing;

•	interest rates;

•	general economic conditions;

•	supply of real estate investment opportunities and demand;

•	trends affecting us or our assets;

•	the effect of acquisitions or dispositions on capitalization and financial flexibility;

•
the anticipated performance of our assets and of acquired properties and businesses, including, without limitation, statements regarding anticipated revenues, cash flows, funds from operations, earnings before interest, depreciation and amortization, property net operating income, operating or profit margins and sensitivity to economic downturns or anticipated growth or improvements in any of the foregoing; and

•	our ability, and that of our assets and acquired properties and businesses to grow.

You are cautioned that, while forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance and they involve known and unknown risks and uncertainties.  Actual results may differ materially from those in the forward-looking statements as a result of various factors.  The information contained or incorporated by reference in this prospectus and any amendment hereof, including, without limitation, the information referred to in “RISK FACTORS” below or in any risk factors in documents that are incorporated by reference in this prospectus, identifies important factors that could cause such differences.  We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may reflect any future events or circumstances.

THE COMPANY

We are a real estate investment trust, commonly referred to as a REIT, formed under the laws of the State of Ohio.  Our operations are managed by FUR Advisors LLC, who we refer to as FUR Advisor or our advisor.  Our Common Shares are traded on the NYSE under the symbol “FUR.” We conduct our business through WRT Realty L.P., a Delaware limited partnership which we refer to as the operating partnership.  We are the sole general partner of, and own all of the limited partnership interests in, the operating partnership.  Our operating partnership structure, commonly referred to as an umbrella partnership real estate investment trust or “UPREIT” structure, provides us with additional flexibility when acquiring properties for cash and/or by issuing to sellers, as a form of consideration, limited partnership interests in our operating partnership.  Although we have not yet issued any limited partnership interests in connection with the acquisition of an asset, we believe that this structure facilitates our ability to acquire portfolio and individual properties by enabling us to structure transactions which may defer tax gains for a seller while preserving our available cash for other purposes.

We are engaged in the business of owning and managing real property and real estate related assets which we categorize into three operating segments: (i) the ownership of investment properties which we refer to as operating properties; (ii) the origination and acquisition of loans and debt securities secured directly or indirectly by commercial and multi-family real property, which we refer to as loan assets and loan securities, including collateral mortgage-backed securities, and (iii) the ownership of equity and debt securities in other REITs, which we refer to as REIT securities.

As of September 30, 2009, we held interests in properties containing approximately 9.5 million square feet of rentable space, owned either directly by us or through joint ventures.  We also held loan assets and loan securities totaling $13,663,000, REIT securities valued at $61,786,000 and cash and cash equivalents of approximately $35,147,000.

Our executive offices are located at 7 Bulfinch Place, Suite 500, Boston, Massachusetts 02114-9507 and Two Jericho Plaza, Jericho, New York 11753.  Our telephone numbers are (617) 570-4614 and (516) 822-0022 and our website is located at http:/www.winthropreit.com ..  None of the information on our website that is not otherwise expressly set forth in or incorporated by reference in this prospectus is a part of this prospectus.

RISK FACTORS

An investment in Common Shares involves certain risks.  See “Risk Factors” beginning on page 49 of our Quarterly Report on Form 10-Q for the three months ended September 30, 2009, which is incorporated by reference herein.

USE OF PROCEEDS

All of the Common Shares are being offered by the Selling Shareholders.  We will not receive any proceeds from the sale of the Common Shares.

SELLING SHAREHOLDERS

Beneficial Ownership and Other Information

The Common Shares that may be sold by the Selling Shareholders pursuant to this prospectus are issuable upon conversion of Series C Shares owned by the Selling Shareholders.  The Series C Shares were acquired by the Selling Shareholders on November 1, 2009 in a transaction exempt from registration under the Securities Act of 1933.  In that transaction we offered holders of our Series B-1 Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest, which we refer to as Series B-1 Preferred Shares, the right to convert their Series B-1 Preferred Shares into an equivalent number of shares of our newly issued Series C Shares.  The three Selling Shareholders identified in this prospectus accepted our offer and we issued a total of 544,000 Series C Shares to them.  Our Series B-1 Preferred Shares were originally issued by us in 2005.

We have filed a registration statement, of which this prospectus forms a part, to permit the Selling Shareholders to resell to the public the Common Shares they may acquire upon the conversion of Series C Shares.  We also entered into an Investor Rights Agreement with the Selling Shareholders which provides them with substantially the same rights that they had under the existing Investor Rights Agreement with respect to the Series B-1 Preferred Shares that they converted.  For additional information regarding the Series C Shares and the Investor Rights Agreement, see the Form 8-K we filed with the SEC on November 2, 2009.

The following table sets forth the names of the Selling Shareholders, the total number of Common Shares beneficially owned by them as of December 18, 2009, the total number of Common Shares offered by the Selling Shareholders and the percentage of outstanding Common Shares that will be beneficially owned by the Selling Shareholders upon completion of the offering.  There were 20,377,970 Common Shares outstanding as of December 18, 2009.  Unless otherwise indicated, beneficial ownership is determined in accordance with rules of the SEC and is based on information provided by each of the respective Selling Shareholders identified below.

Name of Selling Shareholder	Common Shares Beneficially Owned Before Offering (1)	Common Shares Offered (2)	Common Shares Beneficially Owned After Offering (3)	Percentage of Outstanding Common Shares Beneficially Owned After Offering (3)

Fairholme Ventures II LLC(4)	714,400	714,400	0	0
Kimco Realty Corporation(5)	530,283	185,744	344,539	1.7%
Voshel Investments LLC(6)	93,662	71,440	22,222	*
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*	Less than 1%.
(1)	Includes Common Shares currently owned by such holder and Common Shares issuable upon conversion of the Series C Shares held by such holder.
(2)	Represents Common Shares issuable upon conversion of Series C Shares.
(3)
Assumes that all of the Common Shares covered by this prospectus are sold by the Selling Shareholders pursuant to this prospectus and that the number of Common Shares outstanding is equal to the number of Common Shares outstanding at December 18, 2009 plus the number of Common Shares covered by this prospectus .  The Selling Shareholders may choose to dispose of none or only a portion of the shares held by them pursuant to this prospectus.

(4)
We have been advised that Bruce Berkowitz, Managing Member of Fairholme Capital Management, L.L.C., the managing member of Fairholme Ventures II LLC, has voting and dispositive control over the Common Shares beneficially owned by Fairholme Ventures II LLC.  In addition, Mr.  Berkowitz has (i) voting and dispositive control over 3,748,437 Common Shares owned by affiliates of Fairholme Ventures II LLC, and 166,766 Common Shares held by Mr.  Berkowitz directly and (ii) dispositive power over 1,143,306 Common Shares held in accounts management by Fairholme Capital Management, L.L.C.

(5)	We have been advised that executive officers of Kimco Realty Corporation have voting and dispositive control over the Common Shares beneficially owned by Kimco Realty Corporation.
(6)	We have been advised that Gerald Lee Nudo, manager of Voshel Investments, LLC, has voting and dispositive control over the Common Shares beneficially owned by Voshel Investments, LLC.

Relationships with Selling Shareholders

Fairholme Ventures II, LLC.  Bruce Berkowitz, a former Trustee of the Company, is affiliated with Fairholme Ventures II, LLC.  Mr.  Berkowitz is the Managing Member of Fairholme Capital Management, LLC, which is the Managing Member of Fairholme Ventures II, LLC, and members of his family own approximately 9.3% of the interests in Fairholme Ventures II, LLC.  A company owned by Mr.  Berkowitz is also entitled to receive a management fee from Fairholme Ventures II, LLC.  In addition, the Company has granted to Fairholme Capital Management LLC both in its individual company capacity and on behalf of investment advisory clients and affiliates (collectively, “Fairholme”) a waiver from the Company’s ownership limitation which permits Fairholme to acquire up to 24% of our outstanding Common Shares.  Further, in connection with our April 2008 rights offering to our shareholders, Fairholme received a fee of $557,235 in connection with its serving as a standby purchaser.

Voshel Investments LLC.  Gerald Lee Nudo, manager of Voshel Investments LLC, is a principal of Marc Realty LLC, an entity in which we hold through a joint venture a number of investments.

Except as disclosed above, neither we nor any of our affiliates has had any material relationship with any of the selling shareholders within the past three years.

DESCRIPTION OF OUR COMMON SHARES

The following summary of the material terms and provisions of our Common Shares does not purport to be complete and is subject to the detailed provisions of our declaration of trust and our bylaws, each of which is incorporated by reference into this prospectus.  You should carefully read each of these documents in order to fully understand the terms and provisions of our Common Shares.  For information on incorporation by reference, and how to obtain copies of these documents, see the sections entitled “WHERE YOU CAN FIND MORE INFORMATION” and “INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE”.

General

We are authorized to issue an unlimited number of Common Shares.  As of December 18, 2009 there were 20,377,970 Common Shares outstanding.  All our Common Shares are entitled to participate equally in any distributions thereon declared by us.  Subject to the provisions of our bylaws regarding excess securities and the provisions of our preferred shares of beneficial interest, each outstanding Common Share entitles the holder to one vote on all matters voted on by shareholders.  Shareholders have no preemptive rights.  The outstanding Common Shares are fully paid and non-assessable and have equal liquidation rights.  The Common Shares are fully transferable except that their issuance and transfer may be regulated or restricted by us in order to assure our qualification for taxation as a REIT.  See “- Restriction on Size of Holdings.”  The Common Shares are not redeemable at our option or at the option of any shareholder.  Our board of trustees is generally authorized without shareholder approval to borrow money and issue obligations and equity securities which may or may not be convertible into Common Shares and warrants, rights or options to purchase Common Shares; and to issue other securities of any class or classes which may or may not have preferences or restrictions not applicable to our Common Shares.  The issuance of additional Common Shares or such conversion rights, warrants or options may have the effect of diluting the interest of shareholders.  Annual meetings of the shareholders are held during May at such time and place as the trustees may from time to time determine.  Special meetings may be called at any time and place when ordered by a majority of the trustees, the chairman of our board of trustees, our chief executive officer or our president or upon written request of the holders of not less than 25% of the outstanding Common Shares.

Shareholder Liability

Our declaration of trust provides that no shareholder shall be personally liable in connection with our property or affairs, and that all persons shall look solely to our property for satisfaction of claims of any nature arising in connection with our affairs.

Under present Ohio law, no personal liability will attach to our shareholders, but with respect to tort claims, contract claims where liability of shareholders is not expressly negated, claims for taxes and certain statutory liabilities, our shareholders may in some jurisdictions other than the State of Ohio be held personally liable to the extent that such claims are not satisfied by us, in which event the shareholders would, in the absence of negligence or misconduct on their part, be entitled to reimbursement from our general assets.  We carry comprehensive general liability insurance in a form typically available in the marketplace which our trustees consider adequate.  To the extent our assets and insurance would be insufficient to reimburse a shareholder who has been required to pay a claim against us, the shareholder would suffer a loss.  The statements in this paragraph and the previous paragraph also apply to holders of our preferred shares of beneficial interest, although any possible liability of such holders would be further reduced by the greater limitations on their voting power.

Voting Rights

Subject to the provisions of our bylaws regarding restrictions on transfer and ownership of Common Shares, you will have one vote per share on all matters submitted to a vote of shareholders.  Shareholders are currently granted the right by a majority vote or a supermajority vote, as the case may be, (i) to elect trustees, (ii) to approve or disapprove certain transfers of our assets or mergers involving us, (iii) to approve or disapprove amendments to our declaration of trust, (iv) when removal is proposed by all other trustees, to approve removal of any trustee, (v) to waive the ownership limit (see “- Restriction on Size of Holdings,” below) if greater than a majority but less than 70% of the trustees approve such waiver and (vi) to approve our incurrence of indebtedness in excess of 83.33% of the value of our assets.  Trustees are required to receive the vote of shareholders holding at least a majority of the outstanding shares entitled to vote.  We have no fixed duration and will continue indefinitely, unless terminated as provided in our declaration of trust.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Shares is Computershare.

Restriction on Size of Holdings

Our bylaws restrict beneficial or constructive ownership of our outstanding shares of beneficial interest by a single person, or persons acting as a group, to 9.8% of our Common Shares, which limitation assumes that all securities convertible into our Common Shares owned by such person or group of persons have been converted.  The purpose of these provisions is to protect and preserve our REIT status.  For us to qualify as a REIT under the Code, not more than 50% in value of our outstanding shares of beneficial interest may be owned by five or fewer individuals (as defined in the Code) at any time during the last half of our taxable year.  The provision permits five persons each to acquire up to a maximum of 9.8% of our Common Shares, or an aggregate of 49% of the outstanding Common Shares, and thus, assists our trustees in protecting and preserving REIT status for tax purposes.

Unless the board waives the restrictions or approves a bylaw amendment, Common Shares owned by a person or group of persons in excess of 9.8% of our outstanding Common Shares are not entitled to any voting rights; are not considered outstanding for quorum or voting purposes; and are not be entitled to dividends, interest or any other distributions with respect to the securities.  Waivers or bylaw amendments have been granted or approved for (i) FUR Investors LLC which can hold up to 33% or our Common Shares, and (ii) Fairholme Capital Management, LLC and its investment advisory clients and affiliates which can hold up to 24% of our outstanding Common Shares on a fully diluted basis.  In each case we conditioned the waivers and amendments on compliance with additional requirements designed to preserve our REIT status.

Our declaration of trust provides that the share ownership limit contained in the bylaws may be amended from time to time with the approval of either (i) 70% of the trustees then in office or (ii) a majority of the trustees then in office and the approval of at least 70% of the holders of our outstanding Common Shares.

Trustee Liability and Indemnification

Our declaration of trust provides that our trustees will not be individually liable for any obligation or liability incurred by or on our behalf or by trustees for our benefit and on our behalf.  Subject to the specific conditions contained therein, our declaration of trust also obligates us to indemnify our trustees for, and pay or reimburse them for expenses incurred related to, claims and liabilities which they may become subject to by reason of having served as a trustee.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax consequences of the purchase, ownership and disposition of our Common Shares by persons who hold the securities as capital assets (within the meaning of section 1221 of the Code).  It does not purport to address the federal income tax consequences applicable to all categories of shareholders, including shareholders subject to special treatment under federal income tax laws, such as insurance companies, regulated investment companies, tax-exempt organizations (except as discussed under “— Taxation of Holders of Common Shares—Tax-Exempt Shareholders”) or dealers in securities.  Except as discussed under “— Taxation of Holders of Common Shares—Non-U.S. Shareholders,” this summary does not address persons who are not U.S. Shareholders (as defined herein).

This summary is based on current provisions of the Code, the Treasury regulations promulgated thereunder and judicial and administrative authorities.  All these authorities are subject to change, and any change may be effective retroactively.  This summary is not tax advice, and is not intended as a substitute for careful tax planning.  WE RECOMMEND THAT OUR INVESTORS CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF INVESTING IN OUR SECURITIES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

General

In the opinion of Katten Muchin Rosenman LLP (“Katten Muchin”), commencing with our taxable year ended December 31, 2004, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our current and proposed method of operation, as described in this prospectus and as represented by us, will enable us to continue to meet the requirements for qualification and taxation as a REIT.  Katten Muchin’s opinion is not binding on the Internal Revenue Service (“IRS”) or the courts.  It is based on various assumptions relating to our organization and operation, including that we have operated and will continue to operate in the manner described in our organizational documents and this prospectus, and representations made by us concerning certain factual matters related to our organization and manner of operation.  Our qualification and taxation as a REIT depends upon our ability to meet on a continuous basis, through actual annual operating results, (i) income and asset composition tests, (ii) specified distribution levels, (iii) diversity of beneficial ownership, and (iv) various other qualification tests (discussed below) imposed by the Code.  Katten Muchin has not reviewed and will not monitor our ongoing compliance with these tests, and expresses no opinion concerning whether we actually have satisfied or will satisfy these tests on a continuous basis.  No assurance can be given that we actually have satisfied or will satisfy such tests on a continuous basis.  Our failure to qualify as a REIT in prior years could adversely affect Katten Muchin’s opinion and our eligibility for REIT status for our taxable year ended December 31, 2004 and subsequent years.  (See “— Failure to Qualify,” below.)

The following is a general summary of the material Code provisions that govern the federal income tax treatment of a REIT and its shareholders.  These provisions are technical and complex.

In general, if we qualify as a REIT, we will not be subject to federal corporate income taxes on the net income that we distribute currently to our shareholders.  This treatment substantially eliminates the “double taxation” (taxation at both the corporation and shareholder levels) that generally results from an investment in stock of a “C” corporation (that is, a corporation generally subject to the full corporate-level tax).  We will, however, still be subject to federal income and excise tax in certain circumstances, including the following:

•	we will be taxed at regular corporate rates on any undistributed “REIT taxable income,” including undistributed net capital gains;

•	we may be subject to the “alternative minimum tax” on our undistributed items of tax preference;

•
if we have (i) net income from the sale or other disposition of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, then we will be subject to tax on that income at the highest corporate rate.  In general, “foreclosure property” is any property we acquire by foreclosure (or otherwise) on default of a lease of such property or a loan secured by such property which we properly elect to treat as foreclosure property;

•
if we have net income from prohibited transactions, such income will be subject to a 100% tax.  In general, “prohibited transactions” are sales or other dispositions of property (other than foreclosure property) that we hold primarily for sale to customers in the ordinary course of business;

•
if we derive “excess inclusion income” from an interest in certain mortgage loan securitization structures (i.e., a “taxable mortgage pool” or a residual interest in a real estate mortgage investment conduit, or “REMIC”), then we will be subject to tax at the highest regular corporate tax rate to the extent that such income is allocable to specified types of shareholders known as “disqualified organizations” (generally, tax-exempt entities, such as government pension plans, that are not subject to unrelated business income tax).  See “— Taxable Mortgage Pools and Excess Inclusion Income” below.

•
if we fail to satisfy either the 75% gross income test or the 95% gross income test (discussed below), but preserve our qualification as a REIT by satisfying certain other requirements, then we will be subject to a 100% tax on the product of (a) the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, multiplied by (b) a fraction intended to reflect our profitability;

•
if we fail to distribute for each calendar year at least the sum of (i) 85% of our REIT ordinary income, (ii) 95% of our REIT capital gain net income, and (iii) any undistributed taxable income from prior years, then we will be subject to a 4% excise tax on the excess of the required distributions over the actual distributions;

•
if we acquire any asset from a “C” corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and if we recognize gain on the disposition of such asset during the ten-year period beginning on the date we acquire the asset, then the asset’s “built-in” gain (the excess of the asset’s fair market value at the time we acquired it over the asset’s adjusted basis at that time) will be subject to tax at the highest regular corporate rate;

•	we may elect to retain and pay income tax on some or all of our long-term capital gain, as described below;

•
if it is determined that amounts of certain income and expense were not allocated between us and a taxable REIT subsidiary (as defined below) on the basis of arm’s length dealing, or to the extent we charge a taxable REIT subsidiary interest in excess of a commercially reasonable rate, then we will be subject to a tax equal to 100% of those amounts; and

•	we may be required to pay monetary penalties if we fail to satisfy certain requirements for REIT qualification as the price for maintaining our REIT status.

Requirements for Qualification

The Code defines a REIT as a corporation, trust, or association:

•	that is managed by one or more trustees or directors;

•	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

•	that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

•	that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

•	the beneficial ownership of which is held by 100 or more persons;

•
no more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year;

•	that meets certain other tests, described below, regarding the composition of its income and assets; and

•	whose taxable year is the calendar year.

The first four requirements must be satisfied during the entire taxable year, and the fifth must be satisfied during at least 335 days of a taxable year of 12 months (or during a proportionate part of a taxable year of less than 12 months).  We will be treated as satisfying the sixth requirement for any taxable year for which we comply with the regulatory requirements to request information from our shareholders regarding their actual ownership of our shares and we do not know, or exercising reasonable due diligence would not have known, that we failed to satisfy such condition.

We intend to comply with Treasury regulations requiring us to ascertain the actual ownership of our outstanding shares.  (Failure to do so will subject us to a fine.) In addition, certain restrictions on the transfer of our shares, imposed by our Declaration of Trust, are meant to help us continue to satisfy the fifth and sixth requirements for qualification described above.

Finally, a corporation may not elect to become a REIT unless its taxable year is the calendar year.  Our taxable year is the calendar year.

Income Tests.  To remain qualified as a REIT, we must satisfy two gross income tests in each taxable year.  First, at least 75% of our gross income (excluding gross income from “prohibited transactions”) must come from real estate sources such as rents from real property (as defined below), dividends and gain from the sale or disposition of shares in other REITs, interest on obligations secured by real property, and earnings from certain temporary investments.  Second, at least 95% of our gross income (excluding gross income from “prohibited transactions”) must come from real estate sources and from dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

Rents received by a REIT (which include charges for services customarily furnished or rendered in connection with real property and rent attributable to personal property leased in connection with real property) will generally qualify as “rents from real property,” subject to certain restrictions, including:

•	the amount of rent must not be based, in whole or in part, on the income or profits of any person (with an exception for rents based on fixed percentages of the tenant’s gross receipts or sales);

•
except for certain qualified lodging and healthcare facilities leased to a taxable REIT subsidiary (described below), the REIT (or a direct or indirect owner of 10% or more of the REIT) may not own (directly or constructively) 10% or more of the tenant (a “Related Party Tenant”);

•	the amount of rent attributable to personal property leased in connection with a lease of real property may not exceed 15% of the total rent received under the lease; and

•
the REIT generally may not operate or manage the property or furnish or render services to the tenants except through (i) a taxable REIT subsidiary (described below) or (2) an “independent contractor” that satisfies certain stock ownership restrictions, that is adequately compensated and from whom the REIT derives no income.  We are not required to use a taxable REIT subsidiary or independent contractor to the extent that any service we provide is “usually or customarily rendered” in connection with the rental of space for occupancy only and is not considered “rendered to the tenants.”

If, for any taxable year, we fail to satisfy the 75% gross income test, the 95% gross income test, or both, we may nevertheless preserve our REIT status if we satisfy certain relief provisions under the Code.  In general, relief will be available if (i) our failure to meet one or both of the gross income tests is due to reasonable cause rather than willful neglect and (ii) we attach a schedule to our federal corporate income tax return indicating the nature and amount of our non-qualifying income.  However, it is impossible to state whether in all circumstances we would be entitled to the benefit of the relief provisions.  As discussed above under “— General,” even if we qualify for relief, a tax would be imposed with respect to the amount by which we fail the 75% gross income test or the 95% gross income test.

Asset Tests.  To maintain our qualification as a REIT we must also satisfy, at the close of each quarter of each taxable year, the following tests relating to the nature of our assets:

•
at least 75% of the value of our total assets must be represented by real estate assets, including (a) interests in real property and interests in obligations secured (or deemed, for these purposes, to be secured) by real property, (b) our proportionate share (determined in accordance with our capital interest) of real estate assets held by the operating partnership and any other partnership in which we are a partner, (c) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (that is, at least five-years) public debt offering, (d) stock in other REITs and (e) cash, cash items and federal government securities;

•	no more than 25% (20% for taxable years beginning before August 1, 2008) of the value of our total assets may be securities of one or more taxable REIT subsidiaries (described below); and

•
except for (a) securities in the 75% asset class, (b) securities in a taxable REIT subsidiary or qualified REIT subsidiary (defined below), and (c) certain partnership interests and debt obligations: (i) the value of any one issuer’s securities we own may not exceed 5% of the value of our total assets; (ii) we may not own more than 10% of any one issuer’s outstanding voting securities; and (iii) we may not own more than 10% of the total value of any one issuer’s outstanding securities.  However, if (i) the value of the assets causing us to violate the 5% or 10% tests does not exceed the lesser of (A) 1% of the value of our assets at the end of the quarter in which the violation occurs, or (B) $10,000,000, and (ii) we cure the violation by disposing of such assets within 6 months after the end of the quarter in which we identify the failure, then we will not lose our REIT status.

We currently hold assets (or provide services to tenants) through one or more taxable REIT subsidiaries.  To treat a subsidiary as a taxable REIT subsidiary, we and the subsidiary must make a joint election by filing a Form 8875 with the IRS.  A taxable REIT subsidiary pays tax at regular corporate rates on its earnings, but such earnings may include types of income that might jeopardize our REIT status if earned by us directly.  To prevent the shifting of income and expenses between us and a taxable REIT subsidiary, the Code imposes on us a tax equal to 100% of certain items of income and expense that are not allocated between us and the taxable REIT subsidiary at arm’s length.  The 100% tax is also imposed to the extent we charge a taxable REIT subsidiary interest in excess of a commercially reasonable rate.

We may also hold assets through one or more corporate subsidiaries that satisfy the requirements to be treated as “qualified REIT subsidiaries.”  A qualified REIT subsidiary is disregarded for federal income tax purposes, which means, among other things, that for purposes of applying the gross income and assets tests, all assets, liabilities and items of income, deduction and credit of the subsidiary will be treated as ours.  A subsidiary is a qualified REIT subsidiary if we own all the stock of the subsidiary (and no election is made to treat the subsidiary as a taxable REIT subsidiary).  We may also hold assets through other entities that may be disregarded for federal income tax purposes, such as one or more limited liability companies in which we are the only member.

If a REIT is a partner in a partnership, Treasury regulations provide that the REIT will be deemed to own its proportionate share (based on its share of partnership capital) of the assets of the partnership and will be deemed to earn its proportionate share of the income of the partnership.  The character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of the REIT requirements, including satisfying the gross income tests and the asset tests.  Thus, our proportionate share (based on our share of partnership capital) of the assets, liabilities and items of income of any partnership in which we are a partner, including the operating partnership, will be treated as our assets, liabilities and items of income for purposes of applying the requirements described in this section.  Actions taken by partnerships in which we own an interest, either directly or through one or more tiers of partnerships or qualified REIT subsidiaries, can affect our ability to satisfy the REIT income and assets tests and the determination of whether we have net income from prohibited transactions (described above).

If we satisfy the asset tests at the close of any quarter, we will not lose our REIT status if we fail to satisfy the asset tests at the end of a later quarter solely because of changes in asset values.  If our failure to satisfy the asset tests results, either in whole or in part, from an acquisition of securities or other property during a quarter, the failure can be cured by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter.  We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance.  In some instances, however, we may be compelled to dispose of assets that we would prefer to retain.

If we were to fail to satisfy the asset tests at the end of any quarter and the relief provisions discussed earlier do not apply, then we will still maintain our REIT status provided (i) our failure to satisfy the relevant asset test was due to reasonable cause and was not due to willful neglect, (ii) we file a schedule with the IRS describing the assets causing the violation, (iii) we cure the violation by disposing of the assets within 6 months after the end of the quarter in which we identify the failure, and (iv) we pay a penalty tax of the greater of (A) $50,000 or (B) the product derived by multiplying the highest federal corporate income tax rate by the net income generated by the non-qualifying assets during the period of the failure.

Annual Distribution Requirements.  To qualify as a REIT, we must also distribute to our shareholders, dividends (other than capital gain dividends) in an amount at least equal to (i) the sum of (A) 90% of our “REIT taxable income” (computed without regard to the dividends paid deduction and our “net capital gain”) plus (B) 90% of our after-tax net income (if any) from foreclosure property, minus (ii) the sum of certain items of non-cash income (including, among other things, cancellation of indebtedness income and original issue discount).  In general, the distributions must be paid during the taxable year to which they relate.  We may also satisfy the distribution requirements with respect to a particular year provided we (1) declare a sufficient dividend before timely filing our tax return for that year and (2) pay the dividend within the 12-month period following the close of the year, and on or before the date of the first regular dividend payment after such declaration.

To the extent we fail to distribute 100% of our net capital gain, or we distribute at least 90% but less than 100% of our “REIT taxable income” (as adjusted), we will be subject to tax at regular corporate rates on the undistributed amounts.  Furthermore, if we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such amounts over the amounts actually distributed.

As of December 31, 2008, we had net operating loss carryforwards that may be available to reduce the amounts that we are required to distribute in order to maintain our REIT status and avoid entity-level taxes.  Our ability to utilize these carryforwards is subject to an annual limitation (pursuant to the provisions of Section 382 of the Code).  Any adjustments made to the amount of our taxable income in prior years or a determination that we did not qualify as a REIT in one or more years in which we generated the losses being carried forward could reduce or otherwise affect the amount of our loss carryforwards or our ability to deduct them from our REIT taxable income.

Dividends declared by us in October, November or December of any calendar year and payable to shareholders of record on a specified date in such month, are treated as paid by us and as received by our shareholders on the last day of the calendar year (including for excise tax purposes), provided we actually pay the dividends no later than in January of the following calendar year.

It is possible that from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement.  The shortfall may, for example, be due to differences between the time we actually receive income or pay an expense, and the time we must include the income or may deduct the expense for purposes of calculating our REIT taxable income.  As a further example, the shortfall may be due to an excess of non-deductible cash outlays such as principal payments on debt and capital expenditures, over non-cash deductions such as depreciation.  In such instances, we may arrange for short-term or long-term borrowings so that we can pay the required dividends and meet the 90% distribution requirement.

We intend to make timely distributions sufficient to meet the annual distribution requirements.  Under certain circumstances, we may pay dividends to our shareholders consisting partly of Common Shares.  Also, if we fail to meet the distribution requirement for a taxable year, we may correct the situation by paying “deficiency dividends” to our shareholders in a later year.  By paying the deficiency dividend, we may increase our dividends paid deduction for the earlier year, thereby reducing our REIT taxable income for the earlier year.  However, if we pay a deficiency dividend, we will have to pay to the IRS interest based on the amount and timing of any deduction taken for such dividend.

Failure to Qualify.  Beginning with our 2005 taxable year, if we would otherwise fail to qualify as a REIT because of a violation of one of the requirements described above (other than an asset or income test violation for which one of the relief provisions described earlier is available), then our qualification as a REIT will not be terminated if the violation is due to reasonable cause and not willful neglect and we pay a penalty tax of $50,000 for each violation.

If we fail to qualify for taxation as REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates.  Distributions to shareholders in any year in which we do not qualify will not be deductible by us, nor will they be required to be made.  Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which our qualification was lost.  It is not possible to state whether in all circumstances we would be entitled to such statutory relief.  Accordingly, our failure to qualify as a REIT for a prior taxable year could adversely affect our qualification as a REIT for the current or subsequent taxable years, even if we otherwise satisfy the REIT requirements for the current or subsequent taxable years.

For any year in which we fail to qualify as a REIT, any distributions that we make generally will be taxable to our shareholders as ordinary income to the extent of our current or accumulated earnings and profits.  Subject to certain limitations in the Code, corporate shareholders receiving such distributions may be eligible to claim the dividends received deduction, and such distributions made to non-corporate shareholders may qualify for preferential rates of taxation.

Taxable Mortgage Pools and Excess Inclusion Income.  An entity, or a portion of an entity, may be classified as a taxable mortgage pool (“TMP”) under the Code if (1) substantially all of its assets consist of debt obligations or interests in debt obligations, (2) more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates, (3) the entity has issued debt obligations (liabilities) that have two or more maturities, and (4) the payments required to be made by the entity on its debt obligations (liabilities) “bear a relationship” to the payments to be received by the entity on the debt obligations that it holds as assets.  We have made and in the future expect to make investments or enter into financing and securitization arrangements that may give rise to our owning a direct or indirect interest in a TMP, with the consequences described below.

A TMP ordinarily is treated as a taxable corporation for U.S. federal income tax purposes.  However, the portion of a REIT’s assets that are considered to be held in an entity or other arrangement classified as a TMP are not subject to corporate income tax, and the TMP classification does not directly affect the tax status of the REIT.  Instead, a portion of the REIT’s income from the TMP arrangement, which might be non-cash accrued income, may be “excess inclusion income.”  Excess inclusion income must be allocated among the REIT’s shareholders in proportion to the dividends paid to them.  A shareholder’s share of excess inclusion income (i) may not be offset by any net operating losses otherwise available to the shareholder, (ii) is subject to tax as unrelated business taxable income in the hands of most types of shareholders that are otherwise generally exempt from U.S. federal income tax, and (iii) is subject to a U.S. federal withholding tax of 30% without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign shareholders.  See “Taxation of Shareholders -- Non-U.S. Shareholders” below.  To the extent that our excess inclusion income is allocated to a tax-exempt shareholder that is not subject to unrelated business income tax (such as government entities) or to certain foreign shareholders, we will be subject to tax on this income at the highest applicable corporate tax rate (currently 35%).

Taxation of Shareholders

U.S. Shareholders

As used in this section, the term “U.S. Shareholder” means a holder of Common Shares who, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all substantial decisions of the trust.

Dividends.  As long as we qualify as a REIT, distributions that are made to our taxable U.S. Shareholders out of current or accumulated earnings and profits (and are not designated as capital gain dividends) will be taken into account by them as ordinary income.  Such distributions will be ineligible for the corporate dividends received deduction, and except in circumstances that we do not expect to arise, also will not qualify for the lower rate applicable to qualifying dividends paid to non-corporate shareholders.  Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which a U.S. Shareholder has held our Common Shares.  Thus, with certain limitations, capital gain dividends received by a U.S. Shareholder who is an individual may be eligible for preferential rates of taxation.  However, U.S. Shareholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.  We may elect to pay dividends partly in our shares of beneficial interest, in which event a U.S. Shareholder generally will be taxable on the value of our shares received as a dividend.

We may elect not to distribute part or all of our net long-term capital gain, and pay corporate tax on the undistributed amount.  In that case, a U.S. Shareholder will (i) include in its income, as long-term capital gain, its proportionate share of the undistributed gain, and (ii) claim, as a refundable tax credit, its proportionate share of the taxes paid.  In addition, a U.S. Shareholder will be entitled to increase its tax basis in our Common Shares by an amount equal to its share of the undistributed gain reduced by its share of the corporate taxes paid by us on the undistributed gain.  As discussed earlier (see “Requirements for Qualification -- Annual Distribution Requirements”), we may pay certain dividends in January that will be taxable to shareholders as if paid in the immediately preceding calendar year.

Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to a U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder’s Common Shares as to which the distributions were made, and will reduce the adjusted basis of the shareholder’s Common Shares.  To the extent these distributions exceed the shareholder’s adjusted basis in its Common Shares, the distributions will be included in the shareholder’s income as long-term capital gain (or short-term capital gain if the Common Shares have been held for one year or less).

Shareholders may not claim our net operating losses or net capital losses (if any) on their individual income tax returns.  Distributions with respect to, and gain from the disposition of, our shares will be treated as “portfolio income” and, therefore, U.S. Shareholders that are subject to the passive activity loss limitations will be unable to claim passive activity losses against such income.

Sale of Shares.  When a U.S. Shareholder sells or otherwise disposes of our Common Shares, the shareholder will recognize capital gain or capital loss for federal income tax purposes in an amount equal to the difference between (a) the amount of cash and the fair market value of any property received on the sale or other disposition, and (b) the shareholder’s adjusted tax basis in the shares for tax purposes.  The gain or loss will be long-term gain or loss if the U.S. Shareholder has held the Common Shares for more than one year.  Long-term capital gain of a non-corporate U.S. Shareholder is generally taxed at preferential rates.  In general, any loss recognized by a U.S. Shareholder on a disposition of Common Shares that the shareholder has held for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss, to the extent the shareholder received distributions from us that were treated as long-term capital gains.  Capital losses generally are deductible only to the extent of a U.S. Shareholder’s capital gain.

Backup Withholding.  We will report to our U.S. Shareholders and the IRS, the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto.  A U.S. Shareholder may be subject to backup withholding tax (currently at a rate of 28%) with respect to dividends paid unless the shareholder (i) is a corporation or comes within certain other exempt categories and, if required, demonstrates this fact, or (ii) provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholding rules.  An individual U.S. Shareholder may satisfy these requirements by providing us with a properly completed and signed IRS Form W-9.  Individual U.S. Shareholders who do not provide us with their correct taxpayer identification numbers may be subject to penalties imposed by the IRS.  Any amount withheld will be creditable against the U.S. Shareholder’s income tax liability.

Tax-Exempt Shareholders.  The IRS has ruled that amounts distributed as dividends by a qualified REIT generally do not constitute unrelated business taxable income (“UBTI”) if received by a tax-exempt entity.  Based on that ruling, dividend income from our shares generally will not be UBTI to a tax-exempt U.S. Shareholder, provided that the shareholder has not held its Common Shares as “debt financed property” within the meaning of the Code.  Similarly, income from selling our Common Shares generally will not constitute UBTI to a tax-exempt U.S. Shareholder unless the shareholder has held its Common Shares as “debt financed property.”

Notwithstanding the above paragraph, tax-exempt U.S. Shareholders will be required to treat as UBTI any dividends paid by us that are allocable to our excess inclusion income, if any.  (See “Taxable Mortgage Pools and Excess Inclusion Income” above.)  Also, if we are a “pension-held REIT,” then any qualified pension trust that holds more than 10% of our Common Shares will have to treat dividends paid by us as UBTI in the same proportion that our gross income would be UBTI.  A qualified pension trust is any trust described in section 401(a) of the Code that is exempt from tax under section 501(a) of the Code.  In general, we will be treated as a “pension-held REIT” only if both (a) we are predominantly owned by qualified pension trusts (that is, at least one qualified pension trust holds more than 25% of our shares, or one or more qualified pension trusts, each of which owns more than 10% of our shares, hold in the aggregate more than 50% of our shares) and (b) we would not qualify as a REIT if we had to treat our Common Shares owned by a qualified pension trust as owned by an “individual” (instead of treating such stock as owned by the qualified pension trust’s multiple beneficiaries).  As a result of certain limitations on the transfer and ownership of shares contained in the Declaration of Trust, we do not expect to be classified as a pension-held REIT.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7),(c)(9),(c)(17) and (c)(20), respectively, of the Code, are subject to different UBTI rules, which generally will require them to characterize our distributions as UBTI.

Non-U.S. Shareholders

The rules governing the U.S. federal income taxation of shareholders (which we call “non-U.S. Shareholders”) who or which are not subject to U.S. federal income taxation, are complex, and no attempt will be made herein to provide more than a limited summary of those rules.  The discussion below assumes that the non-U.S. Shareholder’s investment in our shares is not effectively connected with a trade or business conducted in the United States by the non-U.S. Shareholder, or, if a tax treaty applies to the non-U.S. Shareholder, that its investment in our shares is not attributable to a United States permanent establishment maintained by the non-U.S. Shareholder.  WE RECOMMEND THAT NON-U.S. SHAREHOLDERS CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX LAWS AND REPORTING REQUIREMENTS WITH REGARD TO AN INVESTMENT IN OUR SHARES.

Ordinary Dividends.  Distributions, other than capital gain dividends and distributions that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests (discussed below), will be treated as ordinary dividends to the extent that they are made out of our current or accumulated earnings and profits.  Such dividends paid to non-U.S. Shareholders will ordinarily be subject to a U.S. federal withholding tax of 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax rate.  We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any ordinary dividends paid to a non-U.S. Shareholder, unless we receive the requisite proof that (i) a lower treaty rate applies or (ii) the income is “effectively connected income.”  A non-U.S. Shareholder claiming the benefit of a tax treaty may need to satisfy certification and other requirements, such as providing an IRS Form W-8BEN.  A non-U.S. Shareholder who wishes to claim that distributions are effectively connected with a United States trade or business may need to satisfy certification and other requirements, such as providing IRS Form W-8ECI.  Other requirements, such as providing an IRS Form W-8IMY, may apply to a non-U.S. Shareholder that is a financial intermediary or a foreign partnership.

Distributions in excess of our current and accumulated earnings and profits that are not treated as attributable to the gain from a disposition of U.S. real property will be treated as a non-taxable return of capital to a Non-U.S. Shareholder up to the amount of the non-U.S. Shareholder’s adjusted basis in its Common Shares.  To the extent that such distributions exceed the adjusted basis of a non-U.S. Shareholder’s Common Shares, they will give rise to a U.S. tax liability only if the non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of its Common Shares, as described below.  If it cannot be determined at the time a distribution is made whether the distribution will exceed our current and accumulated earnings and profits, then the distribution will be subject to withholding at the rate applicable to ordinary dividends.  However, the non-U.S. Shareholder may seek a refund of these amounts from the IRS if it is subsequently determined that the distribution did, in fact, exceed our current and accumulated earnings and profits.

Capital Gain Dividends.  Under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), gain from the sale or exchange of United States real property interests generally is taxable to non-U.S. persons as if such gain were effectively connected with a U.S. trade or business.  However, capital gain dividends and dividends treated as attributable to the gain from a disposition of U.S. real property (collectively, “FIRPTA dividends”) paid by us to a non-U.S. Shareholder with respect to our Common Shares generally will not be subject to FIRPTA if the non-U.S. Shareholder has not owned more than 5% of our Common Shares at any time during the taxable year in which the dividend is received.  Instead, such capital gain dividends will be treated the same as ordinary dividends, and therefore will be subject to a U.S. federal withholding tax of 30% unless reduced under an income tax treaty.  Non-U.S. Shareholders that do not qualify for this exception will be taxed on our capital gain distributions at the same capital gain rates applicable to U.S. Shareholders (subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals), and we will be required to withhold U.S. tax equal to 35% from such distributions.  The 35% tax withheld may be claimed by a non-U.S. Shareholder as a credit against its reported U.S. federal income tax liability.  In addition to regular U.S. income tax, corporate non-U.S. Shareholders that do not qualify for the FIRPTA exception may be subject to a 30% branch profits tax on FIRPTA dividends unless the shareholder is entitled to treaty relief or other exemption.

Sales of Shares.  Gain recognized by a non-U.S. Shareholder upon a sale or exchange of our Common Shares generally will not be taxed under FIRPTA provided we are a “domestically controlled REIT.”  In general, we will qualify as a domestically controlled REIT if at all times during a designated testing period less than 50% in value of our shares are held (directly or indirectly) by foreign persons.  We currently are a domestically controlled REIT.  Gain not subject to FIRPTA nevertheless will be subject to a 30% U.S. tax if the non-U.S. Shareholder is an alien individual who is present in the United States for 183 days or more during the taxable year, and certain other requirements are met.

Although we anticipate that we continue to qualify as a domestically controlled REIT, because our Common Shares are publicly traded, no assurance can be given that we will continue to qualify.  If we were not a domestically controlled REIT, then a non-U.S. Shareholder’s sale of Common Shares generally would not be subject to tax under FIRPTA if the non-U.S. Shareholder has not owned more than 5% of our Common Shares during a designated testing period.  If gain on the sale of Common Shares is subject to tax under FIRPTA, then a Non-U.S. Shareholder will be subject to income tax (but will not also be subject to a branch profits tax) as described above under “— Taxation of Shareholders — Non-U.S. Shareholders — Capital Gain Dividends,” and the purchaser of such Common Shares will be required to withhold 10% of the gross purchase price.

Federal Estate Taxes.  In general, if an individual who is not a citizen or resident (as defined in the Code) of the United States owns (or is treated as owning) our Common Shares at the date of death, our Common Shares will be included in the individual’s estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting.  Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. Shareholder, such Shareholder’s name and address, and the amount of tax withheld, if any.  Dividends or proceeds from the disposition of Common Shares that are paid to a non-U.S. Shareholder may be subject to information reporting and backup withholding unless such Shareholder establishes an exemption, for example, by properly certifying its non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8.  Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that a non-U.S. Shareholder is a United States person.

A non-U.S. Shareholder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its income tax liability by filing a refund claim with the IRS.

Other Tax Consequences

We and our shareholders may be subject to state or local taxation in various state and local jurisdictions, including those in which we or they transact business or reside.  State and local tax laws may not conform to the federal income tax consequences discussed above.  Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in our shares.

PLAN OF DISTRIBUTION

The Selling Shareholders and their pledgees, donees, transferees or other successors in interest may offer and sell, from time to time, some or all of the Common Shares covered by this prospectus.  We have registered the Common Shares covered by this prospectus for offer and sale by the Selling Shareholders so that those Common Shares may be freely sold to the public by them.  Registration of the Common Shares covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold.  We will not receive any proceeds from any sale of the Common Shares by the Selling Shareholders.  We have agreed to pay all costs, expenses and fees in connection with the registration of the Common Shares, including fees of our counsel and accountants, fees payable to the SEC and listing fees.  We estimate those fees and expenses to be approximately $39,990.  The Selling Shareholders will pay all underwriting discounts and commissions and similar selling expenses, if any, attributable to the sale of the Common Shares covered by this prospectus.

The Selling Shareholders and their distributees, pledgees, donees, transferees or other successors in interest may sell the Common Shares covered by this prospectus from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	in privately negotiated transactions;
•	through broker-dealers, who may act as agents or principals;
•	in a block trade in which a broker-dealer will attempt to sell a block of Common Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	through one or more underwriters on a firm commitment or best-efforts basis;
•	directly to one or more purchasers;
•	through agents; or
•	in any combination of the above.

In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate.  Broker-dealer transactions may include:

•	purchases of the Common Shares by a broker-dealer as principal and resales of the Common Shares by the broker-dealer for its account under this prospectus;
•	ordinary brokerage transactions; or
•	transactions in which the broker-dealer solicits purchasers.

At any time a particular offer of the Common Shares covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will state the aggregate amount of Common Shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.  Any prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the Common Shares covered by this prospectus.

In connection with the sale of the Common Shares covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Common Shares for whom they may act as agent.  Underwriters may sell to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and commissions from the purchasers for whom they may act as agent.

The Common Shares are listed on the NYSE under the symbol “FUR.”

Any underwriters, broker-dealers or agents participating in the distribution of the Common Shares covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act of 1933.

Some of the Common Shares covered by this prospectus may be sold in private transactions or under Rule 144 under the Securities Act of 1933 rather than under this prospectus.

EXPERTS

The financial statements for the year ended December 31, 2006 before the effects of the adjustments to retrospectively apply the change in accounting resulting from the adoption of Statement of Financial Accounting Standards No.  160 (“SFAS 160”), Non-controlling Interests in Consolidated Financial Statements, an amendment to ARB 51 as described in Note 2 and the adjustments to the 2006 earnings per share to retrospectively apply the effect of the reverse stock split of the Company's Common Shares of Beneficial Interest, (not separately included or incorporated by reference in the Prospectus) have been audited by Deloitte & Touche LLP, an independent registered public accounting firm.  The adjustments to those financial statements to retrospectively apply the change in accounting principle resulting from the adoption of SFAS 160 as described in Note 2 and the adjustments to the 2006 earnings per share to retrospectively apply the effect of the reverse stock split of the Company's Common Shares of Beneficial Interest have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.  The consolidated financial statements for the year ended December 31, 2006 incorporated in this prospectus by reference to the Current Report on Form 8-K dated August 27, 2009, have been so incorporated in reliance on the reports of (i) Deloitte & Touche LLP solely with respect to those financial statements before the effects of the adjustments to retrospectively apply the change in accounting resulting from the adoption of SFAS 160 as described in Note 2 and the adjustments to the 2006 earnings per share to retrospectively apply the effect of the reverse stock split of the Company's Common Shares of Beneficial Interest and (ii) PricewaterhouseCoopers LLP solely with respect to the adjustments to those financial statements to retrospectively apply the change in accounting resulting from the adoption of SFAS 160 as described in Note 2 and the adjustments to the 2006 earnings per share to retrospectively apply the effect of the reverse stock split of the Company's Common Shares of Beneficial Interest, given on the authority of such firms as experts in auditing and accounting.

The financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007 incorporated in this Prospectus by reference to Winthrop Realty Trust's Current Report on Form 8-K dated August 27, 2009 and the financial statement schedule and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Winthrop Realty Trust as of December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007 have been so incorporated in reliance on the report, which contains a paragraph relating to the Company's adoption of SFAS 160 as of January 1, 2009, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Lex-Win Concord LLC incorporated in this Prospectus by reference to Winthrop Realty Trust's Current Report on Form 8-K dated August 27, 2009 have been so incorporated in reliance on the report, which contains an explanatory paragraph relating to Lex-Win Concord LLC's inability to continue as a going concern as described in Note 16 to the financial statements, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

On November 1, 2008, our auditors, Tauber & Balser, P.C., combined with, and changed their name to, Habif, Arogeti & Wynne, LLP.  The financial statements of the Chicago Properties (our Marc Realty joint venture) as of and for the year ended December 31, 2007 incorporated in this prospectus by reference to Winthrop Realty Trust’s Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of Tauber & Balser, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters, including the legality of the securities offered hereby, have been passed upon by Hahn Loeser & Parks LLP.  Certain tax matters have been passed upon by Katten Muchin Rosenman LLP.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 which requires us to file reports and other information with the Securities and Exchange Commission.  You can inspect and copy reports, proxy statements and other information filed by us at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549.

You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  You can obtain copies of this material by mail from the Public Reference Room of the SEC at 1580, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates.  You can also obtain such reports, proxy statements and other information from the web site that the SEC maintains at http://www.sec.gov.

Reports, proxy statements and other information concerning us may also be obtained electronically at our website, http://www.winthropreit.com, and through a variety of databases, including, among others, the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) program, Knight-Ridder Information Inc., Federal Filing/Dow Jones and Lexis/Nexis.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the following documents:

•	Annual Report on Form 10-K for the year ended December 31, 2008 (with respect to Items 6, 7, 7A and 8, as amended by the Current Report on Form 8-K filed on August 28, 2009);

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2009;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2009;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•
Current Reports on Form 8-K filed on November 6, 2009, November 2, 2009, October 14, 2009, September 25, 2009, August 28, 2009, August 7, 2009 (solely with respect to Item 8.01), July 15, 2009, June 4, 2009, May 8, 2009 (solely with respect to Item 8.01), April 21, 2009, March 6, 2009 (solely with respect to Items 1.01 and 8.01), February 13, 2009, and January 8, 2009; and

•	Our Definitive Proxy Statement on Schedule 14A dated April 21, 2009.

All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which is commonly referred to as the Exchange Act, after the date of this prospectus and prior to the termination of the offering of all securities under this prospectus will also be deemed to be incorporated by reference into this prospectus and to be a part hereof.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Beverly Bergman, Director of Investor Relations
Winthrop Realty Trust
7 Bulfinch Place, Suite 500
Boston, MA 02114
(617) 570-4614

This prospectus is part of a registration statement we filed with the SEC.  You should rely only on the information or representations provided in or incorporated by reference into this prospectus.  We have not authorized anyone else to provide you with different information.  You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this prospectus in connection with the offer made by this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us.  This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy any security other than the securities offered hereby, nor does it constitute an offer to sell or a solicitation of any offer to buy any of the shares offered by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

The date of this prospectus is December 21, 2009.